Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries SE
ARBN 097 829 895

Three Months Ended 30 June 2011
	Three Months Ended 30 June
	2011	2010
Key Information	US$M	US$M	Movement
Net Sales From Ordinary Activities	313.6	318.4	Down	2%
Profit From Ordinary Activities After Tax Attributable to Shareholders	1.0	104.9	Down	99%
Net Profit Attributable to Shareholders	1.0	104.9	Down	99%
Net Tangible Liabilities per Ordinary Share	US$(1.03)	US$(0.06)	Down	—
Dividend Information
•	No final dividend for fiscal year 2011 was paid to share/CUFS holders
Movements in Controlled Entities during the three months ended 30 June 2011
•	There were no movements in controlled entities during the three months ended 30 June 2011.
Review
The results and financial information included within this three month report have been prepared using US GAAP and have been subject to an independent review by external auditors.
Results for the 1st Quarter Ended 30 June 2011
Contents
1.	Media Release

2.	Management’s Analysis of Results

3.	Consolidated Financial Statements
James Hardie Industries SE is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2011 Annual Report which can be found on the company website at www.jameshardie.com.